2211 North First Street
San Jose, CA 95131
paypal.com

July 16, 2019

Via EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:    Ms. Jennifer Thompson

Re:    PayPal Holdings, Inc.
Form 10-K for Fiscal Year Ended December 31, 2018
Filed February 7, 2019
File No. 001-36859

Dear Ms. Thompson:

Thank you for your letter dated July 1, 2019 addressed to PayPal Holdings, Inc. (the “Company”) setting forth comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission on the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 (the “Form 10-K”).

To facilitate the Staff’s review, we have keyed our responses to the headings and numbered comment used in the Staff’s comment letter, which are reproduced in italics below. Our response follows the comment.

Form 10-K for Fiscal Year Ended December 31, 2018

Risk Factors
Our business is subject to extensive government regulation…., page 19
Economic and Trade Sanctions, page 22

1.	We note your response to comment number 1. As requested, please tell us the countries involved in the transactions that you self-reported to the Treasury Department’s Office of Foreign Assets Control.

Company response:

As described in our June 21, 2019 response to comment number 1 (our “Prior Response”), we have self-reported to the Treasury Department’s Office of Foreign Assets Control (“OFAC”) certain transactions that were inadvertently processed but subsequently identified as possible violations of U.S. economic and trade sanctions. In response to your comment and further to our discussions with the Staff, we respectfully advise the Staff that the self-reported transactions involved certain countries subject to U.S. economic sanctions at the time of the transactions, including North Korea, Iran, Sudan and Syria (the “Reported Countries”).

The self-reported transactions involving the Reported Countries occurred between 2013 and 2016. The transactions did not involve the governments of North Korea, Iran, Sudan, or Syria. Rather, the transactions generally involved non-sanctioned parties and a reference to a Reported Country (e.g., a good that originated in or was for the benefit of an individual in a Reported Country). In aggregate, the transactions are negligible and de minimis in nature, both in terms of total volume and dollar value, and we believe that the associated revenue derived from PayPal’s processing of the self-reported transactions represented less than 0.0001% of total revenue derived from PayPal’s worldwide processing of transactions on behalf of all customers during the period when such transactions were processed.

In addition, the Company does not maintain direct contacts with the Reported Countries and has no business operations, subsidiaries, affiliates, assets or liabilities in such countries. Moreover, the Company maintains extensive policies, procedures, programs and controls in its commitment to comply with all applicable laws and regulations, including U.S. economic sanctions enforced by OFAC. For example, PayPal prohibits access to its website from countries subject to comprehensive sanctions and does not allow people or entities in such countries to register for PayPal accounts. We also block IP addresses known to be associated with persons in comprehensively sanctioned countries and devote significant resources to avoid doing business with and to prevent the processing of payments to or from such countries.

Based on the de minimis nature of the self-reported transactions, as well as our ongoing efforts to comply with applicable U.S. economic and trade sanctions, PayPal does not regard such contacts as material to a reasonable investor in making an investment decision. As a result, the Company does not believe, nor is it aware of any indications, that any of the self-reported transactions involving the Reported Countries are reasonably likely to affect the Company’s reputation and share value or to be viewed by investors as quantitatively or qualitatively material in making an investment decision. However, as noted in our Prior Response, we do not know if OFAC may ultimately treat any of the self-reported transactions as potential violations, and accordingly, we ultimately do not know what, if any, reputational harm may result from these transactions.

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Please do not hesitate to contact me if you have any questions at 408-967-4329, or via email at aaronanderson@paypal.com.

Very truly yours,

PayPal Holdings, Inc.

By:	/s/ Aaron A. Anderson
Name: Aaron A. Anderson
Title: Vice President, Chief Accounting Officer